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ROBUST BALANCE SHEET COMBINED WITH QUALITY OPERATIONS AND EXPLORATION PROGRAMME WILL DRIVE RANDGOLD RESOURCES’ NEXT GROWTH PHASE

London, UK, 3 April 2006 (LSE:RRS)(Nasdaq:GOLD) - A robust balance sheet, backed by an extremely prospective project pipeline and healthy cash flows from its Morila and Loulo operations, place Randgold Resources in a strong position to implement its growth plans and pursue new opportunities, chief executive Mark Bristow says in the company’s 2005 annual report published today.

The London and Nasdaq listed gold miner more than doubled its net profit for the year to US$41 million on the back of a 54% increase in attributable production to 314 831 ounces, and had cash resources of some US$152 million at the year-end. Attributable reserves increased by 115% to 5.42 million ounces and attributable resources by 16% to 11.67 million ounces, improving the reserve:resource ratio from 25% to 46% year on year.

Bristow says Randgold Resources’ short term focus is on completing the plant at its new Loulo mine which started commercial production in November and delivered 68 000 ounces of gold for the last quarter of 2005.

‘‘The team have done a great job in commissioning the metallurgical plant and building throughput up to over 200 000 tpm. Given the issues relating to the contractor, MDM, they have had to work hard to get Phase I complete and to ensure that Phase II, which involves the hard rock crushing circuit, is completed timeously. Since taking back the contract from MDM, the project is now substantially complete, with the remainder due to be wrapped up in the third quarter,’’ Bristow said today.

At the same time, Bristow said, the company was pressing ahead with the development of an underground mine to complement and expand Loulo’s existing open-pit operation. It was also continuing to build the resource base at Loulo, which it had grown to just under 10 million ounces at the year-end despite the depletion by mining. Drilling is underway on the extensions of both the Loulo 0 and Yalea deposits and new targets are being evaluated within a 10 kilometre radius of the plant as well as in the Faraba region to the south of the lease.

Randgold Resources is planning to advance the feasibility study towards a development decision on its three million ounce Tongon project in the Côte d’Ivoire, while its exploration teams are finding and evaluating targets in six African countries. The company’s portfolio currently holds 159 quality targets and its land position covers a total area of more than 20 000 km² in the most prospective gold belts of West and East Africa.

‘‘While Randgold Resources is primarily committed to organic growth, we have shown in the past that we are not averse to the right kind of corporate transaction, and we shall continue to consider acquisition, merger and joint venture possibilities in Africa and elsewhere,’’ Bristow says.

Also in the annual report, chairman Philippe Liétard says 2006 is expected to be another good year for Randgold Resources, with the Morila joint venture continuing to be a healthy cash generator and Loulo weighing in with a substantial contribution.

‘‘The Morila deposit was found by the Randgold Resources exploration team and the fact that this mine has to date produced more than three million ounces of gold and paid out some US$430 million to its shareholders shows the soundness of the company’s creed that value is created by discovery and development. It is in pursuit of this belief that it has maintained an intensive exploration programme throughout its existence, at a time when the industry generally cut back on exploration,’’ says Liétard.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive : Dr Mark Bristow
+44 779 775 2288 / +27 82 800 4293 / +223 675 0122

Financial Director : Roger Williams
+44 791 709 8939 / +27 83 308 9989 / +223 675 0109

Investor & Media Relations : Kathy du Plessis
+27 11 728 4701 / Fax: +27 11 728 2547* / Cell: +27 (0) 83 266 5847
Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER:    Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM and a purported counterclaim by MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed in amended form with the United States Securities and Exchange Commission (the ‘SEC’) on 27 October 2005. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘‘resources’’, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.